EXHIBIT 3

Media Release

3 May 2004

Mayne acquires specialist pharmaceutical

manufacturing business in Europe

Mayne Group Limited (ASX:MAY) today announced that it had signed and completed the acquisition of all the shares and the injectable pharmaceutical manufacturing business of Wasserburger Arzneimittelwerk Dr Madaus GmbH (Wasserburger) from Madaus AG, Cologne, Germany.

The acquisition price is approximately € 25.0 million and Mayne will assume approximately € 15.0 million in debt related to the facility. Having signed the deal on 30 April 2004, Mayne took control on 1 May 2004. The acquired company is located in Wasserburg, Germany, employs over 200 people, and specialises in the manufacture of freeze dried and solution vial products for contract customers.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James, said that the acquisition is another building block in Mayne’s international growth strategy by providing an alternative source of manufacturing capacity at a price that could not have been achieved if Mayne had decided to build its own equivalent facility.

“This world class pharmaceutical manufacturing business will provide Mayne with immediate earnings, increased capacity and greater surety of supply for our customers and will allow us to maximise margins on the products we sell,” Mr James said.

“Wasserburger is run by an experienced, high-calibre management team and is certified by the U.S. Food and Drug Administration and European regulators. This business will provide Mayne with immediately needed manufacturing capacity as well as the expertise and physical resources to support our growth ambitions in the future,” he said.

“If we had decided to build a manufacturing facility from scratch, it would have almost doubled the cost and taken two to three years to be ready for commercial production if all went well.”

The additional manufacturing operations complement the investment being made in Mayne’s other production sites at Mulgrave, Australia and Aguadilla, Puerto Rico that were announced last year. Mayne now has manufacturing facilities in each of its three key geographic regions: Europe, the Middle East and Africa; the Americas; and Asia Pacific.

Mr James said that the Wasserburger deal is an excellent fit with Mayne’s existing operations and will be a key value driver for the European operations in the future.

“Wasserburger will generate incremental EBITA earnings of € 2 million in 2005 growing to € 8 million in fiscal 2007 leading to returns on investment of approximately 13% in that year,” Mr James said.

“Unlike a greenfield opportunity, this facility is earnings positive on day one. In addition, a local manufacturing facility will help our European business manage its production, transport and inventory needs,” he said.

In August 2004, a major facilities expansion at Wasserburger is scheduled for completion, which effectively doubles capacity. This expansion provides Mayne with the flexibility to continue contract manufacturing products for Wasserburger’s existing customers, as well as provide capacity to support Mayne’s future global growth ambitions. Mayne is committed to retaining the contract manufacturing relationships that have been developed by this business.

Wasserburger currently contract manufactures injectable, pharmaceutical products for approximately 30 customers and has the ability to produce high-volumes of key freeze dried products that are capacity constrained at Mulgrave. Freeze dried pharmaceuticals offer improved stability and extended shelf life and will remain a strategically important capability as Mayne extends its specialty pharmaceutical portfolio.

In relation to the debt assumed in the transaction, one of Wasserburger’s customers financed approximately €10.0 million to support the majority of the recent facilities expansion. As part of a five-year manufacturing agreement that guarantees a minimum level of production through the plant, a portion of revenues generated from this customer will be set off against the loan principal.

Mr James will be hosting a market briefing conference call at 3:00 p.m. AEST on Monday 3 May 2004 to discuss the Wasserburger acquisition in further detail and answer questions from analysts and investors. Details of the market briefing are set out below.

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), health services (pathology, diagnostic imaging and medical centres), pharmacy services and health-related consumer products.

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Media and investor enquiries

Larry Hamson

Ph: 03 9868 0380

Mb: 0407 335 907

Additional facts regarding the Wasserburg site is in the attached Site Fact Sheet.

Notification of Mayne briefing

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James, will hold a market and analyst briefing on Monday 3 May 2004 at 3 p.m. AEST in relation to acquisition of Wasserburger Arzneimittelwerk Dr Madaus GmbH – a pharmaceutical manufacturing business specialising in injectable freeze dried and solution vial products. Presentation slides for this briefing are available from the Investor Relations section of Mayne’s website (www.maynegroup.com) as well as from the Australian Stock Exchange website (www.asx.com.au).

The details of the proceedings are listed below:

Date: Monday 3 May 2004

Time: 3:00pm

Please follow the instructions below to access the telephone conference facility:

Australian callers (toll free):

-	1800 555 616

International callers (toll free):

-	Canada:	1 888 360 0166
-	Hong Kong:	800 967 659
-	Singapore:	800 616 2160
-	UK:	0 800 068 9834
-	USA:	1 866 369 4113
-	All others	+61 (0)3 9221 4420 (not toll free)

Please note:

-	Once connected, please advise the operator that you wish to be transferred to the “Mayne Group briefing”

-	Analysts and investors that will be able to ask questions, will receive additional instructions and a password by e-mail.

-	For operator assistance at any time during the market briefing press *0 (star 0)

Replay Facility

-	A replay of this briefing will be made available approximately one hour following its conclusion and can be accessed by calling the following numbers

•	+61 (0) 3 9221 4752 for Melbourne and overseas callers

•	1 800 501 706 for Australian callers not in Melbourne

-	The access code for the replay facility is 024 014

-	The replay will be available for approximately two weeks

Mayne Pharma

Facts at a glance

Business name

Wasserburger

Arzneimittelwerk Dr Madaus GmbH

Primary activities

Contract manufacturing of injectable pharmaceuticals

2003 annual production volume

22 million units

610 batches

Site size

8,000 m2 building

28,000m2 land

Employees (full-time equivalent)

180

Site certified by

FDA – USA

European regulatory authorities

Sterile injectable contract manufacturing business Wasserburg, Germany Site fact sheet

Site history

Constructed in 1974, the Wasserburg facility was established by the company Madaus AG to provide in-house freeze drying of pharmaceutical products (lyophilization). Freeze dried pharmaceuticals offer improved stability and extended shelf life in comparison to solutions.

Excess production capacity led to the establishment of a contract manufacturing business.

Through ongoing investment, the facility has expanded its core competency in lyophilization, and also offers contract customers solution vial and ampoule production capabilities.

Mayne acquired the shares and business of Wasserburger Arzneimittelwerk Dr Madaus GmbH (Wasserburger) from Madaus AG on 30 April 2004.

Contract business

Wasserburger has built a strong reputation and customer base through its focus on quality. In April 2004, It was producing approximately 40 molecules for more than 30 contract customers. Production experience includes both proprietary (patent protected) and generic molecules.

Product presentations

-	Vials (solution and freeze dried)

-	Ampoules (solution and freeze dried)

Current annual production volume

As at April 2004

-	13 million lyophilised vial product units

-	1 million solution vial product units

-	8 million ampoules

Manufacturing facilities

Current, fully operational facilities include:

-	3 vial filling lines

-	2 ampoule filling lines

-	4 freeze dryers

-	2 packing lines

Site size

Primary site

-	Total land area – 28,000m2

-	Building area – 8,000m2

-	Manufacturing area – 2,000m2

-	Warehouse – 900m2

-	Inspection and packaging – 900m2

Location

The town of Wasserburg is located 55km east of Munich, in the region of Bavaria, Germany. The greater Munich area is home to a well-established pharmaceutical industry and growing biotechnology sector.

Manufacturing capability expansion

In April 2004, the Wasserburg site will undergo final commissioning and validation of its expanded manufacturing capabilities. With a total project investment of €14.5 million, the expansion includes one integrated vial filling line, feeding two state-of- the-art freeze dryers, and one integrated ampoule filling line.

This expansion will almost double Wasserburger’s capacity increasing annual production volume by approximately 10 million vial units (solution or freeze dried) and approximately 10 million ampoule units, with 20% of this additional capacity committed to a key contract customer for a five-year term. The available capacity will support growth for Mayne Pharma’s European injectable, specialty pharmaceutical business.

Certification of the expanded facility will be sought from European regulatory authorities, along with the USA Food and Drug Administration (FDA).

Shifts and operations

The site currently operates 16 hours a day, Monday to Friday, utilising a staggered-shift workforce.

Information correct as at April 2004